Exhibit 99.1
NEWS RELEASE
FOR IMMEDIATE RELEASE
November 20, 2006

Extendicare to Distribute DRIP and Tax Election Package to Unitholders

MARKHAM, ONTARIO - Extendicare Real Estate Investment Trust (“Extendicare REIT” or the “REIT”) (TSX: EXE.UN) will be mailing in the next week a Distribution Reinvestment Plan Package to all registered unitholders. Extendicare REIT unitholders who are residents of Canada and holders of exchangeable limited partnership units (“Exchangeable LP Units”) will have the opportunity to participate in the plan and reinvest distributions to acquire additional units at a 3% discount, commencing in respect of the first distribution on January 15, 2007. Although the Extendicare REIT trustees are not making any recommendation in this regard, unitholders should carefully consider this option.

In addition, during the week of November 27, 2006, Computershare Trust Company of Canada will mail a federal tax election package to holders who requested to receive one in connection with their election to receive Exchangeable LP Units. Such unitholders must then deliver two signed copies of the necessary tax election forms to Extendicare Holding General Partner Inc. on or before January 9, 2007.

Extendicare REIT will be posting the above documents, additional information to assist shareholders in complying with their tax reporting obligations with respect to the November 10, 2006 plan of arrangement, and a sample completed tax election form on its website at www.extendicare.com in the Investor Information section.

Unitholders are encouraged to refer to the U.S. and Canadian federal income tax considerations contained in the September 13, 2006 Management Proxy Circular, available on our website.

About Us
Extendicare Inc., an indirect wholly owned subsidiary of Extendicare REIT, is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare Inc. operates 235 nursing and assisted living facilities in North America, with capacity for over 26,800 residents. As well, through its operations in the United States, Extendicare Inc. offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. Extendicare Inc. employs approximately 34,000 people in North America.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in the REIT’s, Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the REIT’s and its subsidiaries (collectively the “Company”) compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
www.extendicare.com